SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

Nuverra Environmental Solutions, Inc.
(Name of Issuer)

Common Stock, $0.01 par value
(Title of Class of Securities)

67091K302
(CUSIP Number)

Gates Capital Management, Inc.

1177 Avenue of the Americas, 46th Floor

New York, New York 10036

with a copy to:

Eleazer Klein, Esq.

Adriana Schwartz, Esq.

Schulte Roth & Zabel LLP

919 Third Avenue

New York, New York 10022

(212) 756-2000

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

December 12, 2021
(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), Rule 13d-1(f) or Rule 13d-1(g), check the following box. [X]

(Page 1 of 9 Pages)

______________________________

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 67091K302	SCHEDULE 13D	Page 2 of 9 Pages

1	NAME OF REPORTING PERSON GATES CAPITAL MANAGEMENT, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 6,626,660 shares of Common Stock
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 6,626,660 shares of Common Stock
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 6,626,660 shares of Common Stock
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 40.9%
14	TYPE OF REPORTING PERSON IA, PN

CUSIP No. 67091K302	SCHEDULE 13D	Page 3 of 9 Pages

1	NAME OF REPORTING PERSON GATES CAPITAL MANAGEMENT GP, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 6,626,660 shares of Common Stock
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 6,626,660 shares of Common Stock
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 6,626,660 shares of Common Stock
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 40.9%
14	TYPE OF REPORTING PERSON OO

CUSIP No. 67091K302	SCHEDULE 13D	Page 4 of 9 Pages

1	NAME OF REPORTING PERSON GATES CAPITAL MANAGEMENT, INC.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 6,626,660 shares of Common Stock
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 6,626,660 shares of Common Stock
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 6,626,660 shares of Common Stock
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 40.9%
14	TYPE OF REPORTING PERSON CO, HC

CUSIP No. 67091K302	SCHEDULE 13D	Page 5 of 9 Pages

1	NAME OF REPORTING PERSON JEFFREY L. GATES
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 6,626,660 shares of Common Stock
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 6,626,660 shares of Common Stock
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 6,626,660 shares of Common Stock
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 40.9%
14	TYPE OF REPORTING PERSON IN

CUSIP No. 67091K302	SCHEDULE 13D	Page 6 of 9 Pages

Item 1.	SECURITY AND ISSUER

This statement relates to the shares of common stock, $0.01 par value (the “Common Stock”), of Nuverra Environmental Solutions, Inc. (the “Issuer”). The Issuer’s principal executive offices are located at 11111 Katy Freeway, Suite 1006, Houston, TX 77079.

Item 2.	IDENTITY AND BACKGROUND

(a) This Schedule 13D is filed by each of the entities and persons listed below, all of whom together are referred to herein as the “Reporting Persons”:

(i) Gates Capital Management, L.P., a Delaware limited partnership (“Gates Capital”), with respect to the shares of Common Stock held by ECF Value Fund, L.P., a Delaware limited partnership (“ECF I”), ECF Value Fund II, L.P., a Delaware limited partnership (“ECF II”), and ECF Value Fund International Master, L.P., a limited partnership formed under the laws of the British Virgin Islands (“ECF INTL”), as to which Gates Capital serves as investment manager (collectively, the “Gates Capital Funds”);

(ii) Gates Capital Management GP, LLC, a Delaware limited liability company (the “General Partner”), which is the general partner of Gates Capital, with respect to the shares of Common Stock directly held by the Gates Capital Funds;

(iii) Gates Capital Management, Inc., a Delaware corporation (the “Corporation”), is the managing member of the General Partner, with respect to the shares of Common Stock directly held by the Gates Capital Funds; and

(iv) Jeffrey L. Gates, a United States citizen, who serves as the President of the Corporation, with respect to the shares of Common Stock directly held by the Gates Capital Funds.

Set forth in the attached Annex A and incorporated herein by reference is a listing of the directors, general partners, managing members and controlling persons of the Reporting Persons (collectively, the “Covered Persons”), and sets forth the principal occupation, citizenship and principal place of business of each Covered Person.

(b) The business address of each of Gates Capital, the General Partner, the Corporation, Mr. Gates, ECF I and ECF II is c/o Gates Capital Management, Inc., 1177 Avenue of the Americas, 46th Floor, New York, New York 10036. The business address of ECF INTL is ECF Value Fund International, Ltd., c/o Harneys Westwood & Riegels, Craigmuir Chambers, P.O. Box 71, Road Town, Tortola, British Virgin Islands.

(c) The principal business of Gates Capital is to serve as investment manager to the Gates Capital Funds. The principal business of the General Partner is to serve as the general partner to Gates Capital. The principal business of the Corporation is the performance of investment management and advisory services. The principal business of Mr. Gates is to serve as the President of Gates Capital.

(d) During the last five years, none of the Reporting Persons, or, to the best of their knowledge, the Covered Persons, have been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

CUSIP No. 67091K302	SCHEDULE 13D	Page 7 of 9 Pages

(e) None of the Reporting Persons, during the last five years, have been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree, or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f) Gates Capital is a Delaware limited partnership, the General Partner is a Delaware limited liability company, and the Corporation is a Delaware corporation. ECF I and ECF II are organized under the laws of Delaware. ECF INTL is organized under the laws of the British Virgin Islands. Mr. Gates is a United States citizen. The citizenship of each Covered Person is set forth on Annex A and incorporated herein by reference.

Item 3.	SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

The Reporting Persons acquired the 6,626,660 shares of Common Stock reported in this Schedule 13D pursuant to (i) that certain Restructuring Support Agreement, dated April 9, 2017, as amended from time to time, by and between the Issuer and certain of its affiliates and certain holders of debt of the Issuer, including the Corporation (the “Noteholders”), whereby, among other things, the debt held by the Noteholders was restructured into Common Stock, (ii) the Company-led rights offering spanning December 10, 2018 to December 28, 2018, and (iii) open market purchases as reported in the Forms 4 previously filed by the Reporting Persons.

Item 4.	PURPOSE OF TRANSACTION

On December 12, 2021, the Issuer, Select Energy Services, Inc., a Delaware corporation (“Select”), Navy Merger Sub, Inc., a Delaware corporation and a direct wholly owned subsidiary of Select (“Merger Sub”), and Navy Holdco, LLC, a Delaware limited liability company (“Holdco LLC” and, together with Select and Merger Sub, the “Select Parties”) entered into an Agreement and Plan of Merger (the “Merger Agreement”). The Merger Agreement provides, upon the terms and subject to the conditions set forth therein, for the merger of Merger Sub with and into the Issuer, with the Issuer surviving the merger as a wholly owned subsidiary of Select (the “Merger”). Following the Merger, the surviving corporation thereof will merge with and into Holdco LLC, with Holdco LLC continuing as the surviving company and a wholly owned subsidiary of Navy Holdings, Inc., a Delaware corporation and a direct wholly owned subsidiary of Select.

In connection with the Merger Agreement, on December 12, 2021 the Corporation entered into a Support Agreement with the Issuer and the Select Parties (the “Support Agreement”). Pursuant to the Support Agreement, the Corporation, among other things, agreed to (i) execute and deliver a written consent in respect of all of the Corporation’s (or any of its Affiliates’) Covered Shares (as such terms are defined in the Support Agreement) pursuant to which the Corporation will approve (a) the Merger Agreement and (b) on a non-binding, advisory basis, the compensation that will or may become payable to the Issuer’s named executive officers in connection with the transactions contemplated by the Merger Agreement, and (ii) subject to certain limited exceptions, oppose, vote against and not consent to, with respect to the Covered Shares, any other action, agreement or proposal intended to, or which has the effect of or reasonably would be expected to have the effect of, impeding, delaying, restricting, limiting or interfering with the consummation of the transactions contemplated by the Merger Agreement, and the performance of the Corporation’s obligations under the Support Agreement or the obligations of the Issuer under the Merger Agreement.

The Corporation has also agreed not to transfer any shares of Common Stock currently held by it during the term of the Support Agreement, subject to certain exceptions, as described in the Support Agreement.

The foregoing summary of the Support Agreement is not complete and is qualified in its entirety by reference to the full text of the Support Agreement, a copy of which is attached to Exhibit 10.1 to the Issuer’s Form 8-K filed with the SEC on December 13, 2021 and incorporated herein by reference.

CUSIP No. 67091K302	SCHEDULE 13D	Page 8 of 9 Pages

Item 5.	INTEREST IN SECURITIES OF THE ISSUER

(a) See rows (11) and (13) of the cover pages to this Schedule 13D for the aggregate number of shares of Common Stock and percentages of the shares of Common Stock beneficially owned by each Reporting Person. The percentages used in this Schedule 13D are calculated based upon 16,209,621 shares of Common Stock outstanding as of October 31, 2021, as reported in the Issuer’s Form 10-Q filed by the Issuer with the Securities and Exchange Commission (the “SEC”) on November 15, 2021.

(b) See rows (7) through (10) of the cover pages to this Schedule 13D for the number of shares of Common Stock as to which each Reporting Person has the sole or shared power to vote or direct the vote and sole or shared power to dispose or to direct the disposition.

(c) No transactions in the shares of Common Stock have been effected by the Reporting Persons during the past sixty (60) days.

(d) The Gates Capital Funds have the right to receive, or the power to direct the receipt of dividends from, or proceeds from the sale of, the shares of Common Stock reported herein.

(e) Not applicable.

Item 6.	CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

The Reporting Persons are parties to an agreement with respect to the joint filing of this Schedule 13D and any amendments thereto. A copy of such agreement is attached as Exhibit 1 to this Schedule 13D and is incorporated by reference herein.

The Reporting Persons’ response to Item 4 is hereby incorporated by reference into Item 6 of this Schedule 13D.

Except as set forth herein, there are no contracts, arrangements, understandings or relationships among the Reporting Persons or between the Reporting Persons and any other person with respect to the Common Stock.

Item 7.	EXHIBITS

Exhibit	Description
1	Joint Filing Agreement, dated December 22, 2021.
2	Support Agreement, dated December 12, 2021 (incorporated by reference to Exhibit 10.1 of the Issuer’s Form 8-K filed with the SEC on December 13, 2021).

CUSIP No. 67091K302	SCHEDULE 13D	Page 9 of 9 Pages

SIGNATURES

After reasonable inquiry and to the best of his or its knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date: December 22, 2021

Gates Capital Management, L.P
By: Gates Capital Management GP, LLC, its general partner
By: Gates Capital Management, Inc., its managing member

By:	/s/ Jeffrey L. Gates
Jeffrey L. Gates
President

Gates Capital Management GP, LLC
By: Gates Capital Management, Inc., its managing member

By:	/s/ Jeffrey L. Gates
Jeffrey L. Gates
President

Gates Capital Management, Inc.

By:	/s/ Jeffrey L. Gates
Jeffrey L. Gates
President

By:	/s/ Jeffrey L. Gates
Jeffrey L. Gates

Annex A

MANAGERS AND GENERAL PARTNERS OF THE REPORTING PERSONS

The following sets forth the name, principal occupation, citizenship or jurisdiction of organization and principal place of business of the directors, general partners, managing members or controlling persons (the “Covered Persons”) of the Reporting Persons:

Gates Capital Management, L.P.

Name	Title or Relationship with Reporting Person	Principal Occupation or Employment	Citizenship or Jurisdiction of Organization	Principal Place of Business
Gates Capital Management GP, LLC	General Partner	Investment Management	Delaware	(1)

Gates Capital Management GP, LLC

Name	Title or Relationship with Reporting Person	Principal Occupation or Employment	Citizenship or Jurisdiction of Organization	Principal Place of Business
Gates Capital Management, Inc.	Managing Member	Investment Management	Delaware	(1)

Gates Capital Management, Inc.

Name	Title or Relationship with Fund	Principal Occupation or Employment	Citizenship or Jurisdiction of Organization	Principal Place of Business
Jeffrey L. Gates	President	Investment Management	United States	(1)

(1)  The address of the principal place of business of each of the Covered Persons is c/o Gates Capital Management, Inc., 1177 Avenue of the Americas, 46th Floor, New York, New York 10036.

EXHIBIT 1

JOINT FILING AGREEMENT
PURSUANT TO RULE 13d-1(k)

The undersigned acknowledge and agree that the foregoing statement on Schedule 13D is filed on behalf of each of the undersigned and that all subsequent amendments to this statement on Schedule 13D shall be filed on behalf of each of the undersigned without the necessity of filing additional joint filing agreements. The undersigned acknowledge that each shall be responsible for the timely filing of such amendments, and for the completeness and accuracy of the information concerning him or it contained herein and therein, but shall not be responsible for the completeness and accuracy of the information concerning the others, except to the extent that he or it knows or has reason to believe that such information is inaccurate.

DATE: December 22, 2021

Gates Capital Management, L.P.
By: Gates Capital Management GP, LLC, its general partner
By: Gates Capital Management, Inc., its managing member

By:	/s/ Jeffrey L. Gates
Jeffrey L. Gates
President

Gates Capital Management GP, LLC
By: Gates Capital Management, Inc., its managing member

By:	/s/ Jeffrey L. Gates
Jeffrey L. Gates
President

Gates Capital Management, Inc.

By:	/s/ Jeffrey L. Gates
Jeffrey L. Gates
President

By:	/s/ Jeffrey L. Gates
Jeffrey L. Gates